Exhibit 99.1

Santiago, October 22, 2008.

GG/130/08

Mr.

Guillermo Larraín Ríos

Superintendent of Securities and Insurance

RE: MATERIAL EVENT

              CORPBANCA

Dear Sir:

In accordance with Articles 9 and 10-2 of the Securities Market Law 18,045 and Chapter 18-10 of the Standards of the Superintendency of Banks and Financial Institutions, as Chief Executive Officer of CORPBANCA, I hereby inform you of the following material event related to the company’s businesses: On October 22, 2008, the Federal Reserve Board granted the Bank authorization to establish a Branch in the city of New York, United States of America.

Nonetheless, the opening of the aforementioned Branch is subject to the respective license that should be granted by the Office of the Comptroller of the Currency (OCC).

Sincerely,

Mario Chamorro Carrizo
Chief Executive Officer

Rosario Norte 660, Las Condes - Casilla 80 D, Santiago, Chile

Phone (56-2) 687 8000

www.bancocorpbanca.cl